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[LOGO]
iMagicTV

                                                                    news release
All amounts in U.S. Dollars
               iMagicTV Reports First Quarter Financial Results

SAINT JOHN, NEW BRUNSWICK - June 27, 2001 - iMagicTV (Nasdaq: IMTV and TSE:
IMT), a provider of software products that allow telephone companies and other service providers to deliver multi-channel television and interactive media services, today announced its financial results for the first fiscal quarter of FY2002, ended May 31, 2001.

     Total first-quarter revenues were $1.7 million compared with $731,000 in the same period last fiscal year. This represents a $1.0 million increase over revenues of $672,000, excluding equipment sales, in the same period last fiscal year, and a decrease of $1.5 million from $3.2 million in the previous fiscal quarter, which is consistent with expectations.

     Net loss, excluding non-cash stock-based compensation charges and depreciation, for the first quarter was $4.8 million, or $0.20 per basic share, compared to a net loss of $2.4 million, or $0.14 per basic share in the first quarter of fiscal year 2001.

     "We are confident that the industry will successfully emerge from this downturn and, in fact, are seeing increased activity at the early stages of market development. We have nonetheless followed a very cautious, disciplined path this quarter which I feel has enabled us to retain a position of strength," said Marcel LeBrun, president and CEO, iMagicTV. "We will continue to focus on our key, target customers to give them all the tools they need to build a solid business in the delivery of video and other multi-media services to their subscribers."

About iMagicTV

     iMagicTV (Nasdaq:IMTV and TSE:IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

     Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, UK and its Asia Pacific headquarters in Singapore. The Company also has offices located throughout the United States in Raleigh, NC, Atlanta, GA, Dallas, TX and Denver, CO. For more information, visit www.imagictv.com.
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                                 IMAGICTV INC.
                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
           (In thousands of U.S. dollars, except per share amounts)

                                                            Three Months Ended
                                                         May 31,           May 31,
                                                         -------------------------
                                                          2001             2000
                                                          ----             ----
                                                       (unaudited)      (unaudited)
Revenues:
  License fees                                         $       522      $       512
  Royalty fees                                                  82               23
  Services                                                   1,046              137
  Equipment                                                      -               59
                                                       -----------      -----------
                                                             1,650              731
                                                       -----------      -----------
Cost of Revenues:
  Services                                                     922              298
  Equipment                                                      -               58
                                                       -----------      -----------
Total cost of revenues                                         922              356
                                                       -----------      -----------
Gross Profit                                                   728              375
                                                       -----------      -----------
Operating expenses:
  Sales and marketing                                        2,735            1,186
  Research and development                                   2,005            1,402
  General and administrative                                 1,340              323
  Depreciation                                                 436              221
  Stock-based compensation                                     192               16
                                                       -----------      -----------
Total operating expenses                                     6,708            3,148
                                                       -----------      -----------
Loss from operations                                        (5,980)          (2,773)
Interest income, net                                           666               75
Foreign exchange gain (loss), net                               15               24
                                                       -----------      -----------
Loss before provision for income taxes                      (5,299)          (2,674)
Provision for income taxes                                    (139)             (11)
                                                       -----------      -----------
Net loss for the period                                $    (5,438)     $    (2,685)
                                                       ===========      ===========
Basic and diluted net loss per share                   $     (0.22)     $     (0.15)
                                                       ===========      ===========
Weighted average number of shares used in
computing basic and diluted net loss per
share (000s)                                                24,596           17,552

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
Adjusted Net loss
Net loss for the period                                $    (5,438)     $    (2,685)
Add back of non-cash based charges:

  Stock-based  compensation charges                            192               16


  Depreciation                                                 436              221
                                                       -----------      -----------
Adjusted net loss                                      $    (4,810)     $    (2,448)
                                                       ===========      ===========
Adjusted basic and diluted net loss per share          $     (0.20)     $     (0.14)
                                                       ===========      ===========

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                                 IMAGICTV INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                        (In thousands of U.S. dollars)

                                                                                 May 31,            February 28,
                                                                                  2001                  2001
                                                                               ---------------------------------
                                                                               (unaudited)
Assets
Current assets:
    Cash and cash equivalents                                                  $    19,420           $     1,332
    Short-term investments                                                          36,877                59,428
    Accounts receivable, trade, net of allowance of $500
      (February 28, 2001 - nil)                                                      2,247                 5,680

    Installments receivable                                                            587                   705
    Inventory                                                                          284                   295
    Prepaid expenses, deposits and other receivables                                 1,282                 1,436
                                                                               -----------           -----------
Total current assets                                                                60,697                68,876
Capital assets                                                                       3,181                 2,970
                                                                               -----------           -----------
 Total assets                                                                  $    63,878           $    71,846
                                                                               ===========           ===========

Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable                                                           $       418           $     1,055
    Accrued liabilities                                                              2,061                 3,823
    Deferred revenue and customer deposits                                             881                 1,119
    Current portion of long-term debt                                                   71                    72
                                                                               -----------           -----------
Total current liabilities                                                            3,431                 6,069
                                                                               -----------           -----------

Long-term debt                                                                       1,563                 1,577
                                                                               -----------           -----------
Shareholders' equity:

    Authorized:
     Unlimited common shares, no par value
     Unlimited preferred shares, no par value
    Issued and outstanding:
     24,598,442 Common Shares
      (February 28, 2001 - 24,592,624)                                              87,512                87,678
    Reporting currency translation adjustments                                        (526)                 (526)
    Deferred stock-based compensation                                               (2,382)               (2,670)
    Accumulated deficit                                                            (25,720)              (20,282)
                                                                               -----------           -----------
Total shareholders' equity                                                          58,884                64,200
                                                                               -----------           -----------

Total liabilities and shareholders' equity                                     $    63,878           $    71,846
                                                                               ===========           ===========

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                                     -30-

Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Information in this release that involves iMagicTV's projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about iMagicTV's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to iMagicTV as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. These and other factors are risks associated with our business that may affect our operating results, which are discussed in the Company's filings with the Securities and Exchange Commission (SEC).

NOTE TO MEDIA AND ANALYSTS:
Media and analysts are invited to participate in a conference call to review iMagicTV's FY2002 first quarter financial results.

Time: Wednesday, June 27, 2001 - 4:30 pm (Eastern Time)

To participate in this conference call, please call the following approximately five minutes before the call (4:25 pm Eastern Time):

From Canada and the U.S., outside Toronto: 1- 800-273-9672
From Toronto or outside Canada and the U.S.: 416-695-5806

If you experience any problems during the call or reaching the numbers above, please call
Darome Teleconferencing at 1-800-268-9072 or 416-695-6740.

You can also access the conference call via an audio Web cast by visiting the following link:
http://webevents.broadcast.com/financecalls/event/index.asp?EarningsID=2096
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If you are unable to join the conference call, Instant Replay will be available until midnight on July 4, 2001. To access Instant Replay, please call: 1-800-408-3053 or 416-695-5800, Pass Code: 798380

Investor Relations Contact:
Tracy Torena
iMagicTV
(214) 346-2921
ttorena@imagictv.com
--------------------

Media Contact:
Donna Gates
iMagicTV
(781) 647-4758
dgates@imagictv.com
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